EXHIBIT 17

To: SEG Board of Directors

Due to person commitments, I will not be able to contribute the time required to fulfill my duties as Director of SE Global Equities Corp. To this effect, I would like to resign from the board of SE Global Equities Corp., without causing interruption to the company's affairs.

Sincerely,

/s/ Anish Sunderji

Anish Sunderji

Dated: June 17, 2003